

Mail Stop 3030

January 29, 2010

Via Facsimile to (410) 229-1656 and U.S. Mail

David M. Young
Senior Vice President and
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

> **Re: TESSCO Technologies Incorporated**
> **Form 10-K for the fiscal year ended March 29, 2009**
> **Filed May 27, 2009**
> **File No. 1-33938**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended March 29, 2009
Item 1. Business, page 3

1.   We note that on page 4 of the Form 10-K for fiscal year ended March 29, 2009 that you state, "products purchased from our largest vendor, Motorola Inc., generated approximately 11% of our revenue" and on page 5, you state, "[o]ur largest customer

relationship, AT&T Mobility (formerly Cingular Wireless)…accounted for approximately 22% of our revenues during fiscal year 2009." Please tell us why you have not filed these contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Management's Annual Report on Internal Control over Financial Reporting, page 72

2.   Refer to the final sentence of the third paragraph on page 72. Please revise to clarify that the conclusion as to the effectiveness of your internal controls was made by "management."

Executive Compensation, page 73

3.   We note on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you have disclosed the targets for your Performance Stock Award Program. Please tell us why you have not disclosed the targets for your Value Share Plan.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 with any questions. Should you require further assistance, you may contact me at (202) 551-3314.

Sincerely,

Daniel Morris
Special Counsel